Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated March 31, 2011
Relating to Preliminary Prospectus dated March 24, 2011
Registration Statement No. 333-168407

Preferred Apartment Communities, Inc.

This issuer free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated March 24, 2011 (the “Preliminary Prospectus”) included in the Registration Statement on Form S-11, as amended, (File No. 333-168407) relating to these securities (the “Registration Statement”). The Registration Statement and the Preliminary Prospectus included therein can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1481832/000114420411016941/v215347_s11a.htm

The following information supplements and updates the information contained in the Preliminary Prospectus with respect to the offering of these securities and certain other matters.

Issuer:
Preferred Apartment Communities, Inc. (the terms the “Company,” “we,” “us,” and “our” refer to Preferred Apartment Communities, Inc.)
NYSE Amex symbol:
APTS
Securities offered:
Common stock, par value $0.01 per share
Number of shares of common stock offered in the underwritten offering:
4,500,000 shares of our common stock (excluding option to purchase up to 675,000 additional shares of common stock to cover over-allotments, if any)
Over-allotment option
We have granted the underwriters an option for a period of 30 days from the date of the prospectus to purchase up to a total of 675,000 additional shares of our common stock at the public offering price per share, less the underwriting discounts and commissions, to cover any over-allotments.
Price per share to the public in the underwritten offering:
$10.00
Underwriting discounts and commissions per share:
$0.70 per share of common stock sold (excluding shares of our common stock sold to Williams Realty Fund I, LLC and Williams Opportunity Fund, LLC through our directed share program, which will have underwriting discounts of $0.14 per share of common stock sold).
Estimated net proceeds from the underwritten offering (after deducting applicable underwriting discounts and commissions and estimated offering expenses):
$39.8 million (excluding the proceeds from the underwriter’s option to purchase additional shares, if any, to cover any over-allotments)
Private placement offering:
Immediately prior to the closing of the underwritten offering, we will complete the irrevocable private placement offering to Williams Opportunity Fund, LLC (“WOF”) of 500,000 shares of our common stock, without payment of underwriting discounts and commissions by us, at a price of $10.00 per share of common stock. We estimate that we will receive net proceeds from the sale of shares of our common stock in the private placement offering of approximately $4.7 million, after deducting estimated organizational costs and offering expenses.

Trade date:
March 31, 2011
Closing date:
April 5, 2011
Underwriters:
Wunderlich Securities, Inc., as sole lead underwriter and representative of the several underwriters, and Ladenburg Thalmann & Co. Inc.
Dilution:
Dilution per share to investors participating in this offering will equal $1.22 based on our net tangible book value (deficit) as of December 31, 2010 after giving effect to the sale of 5,000,000 shares of common stock in the underwritten offering and the private placement offering at a price per share of $10.00 and after deducting applicable underwriting discounts and commissions and estimated offering expenses payable by us. The calculation of dilution per share to investors participating in this offering assumes no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock.
Lock-up provisions:
Our executive officers, directors and certain of our security holders have agreed to certain lock-up provisions with regard to future sales of our capital stock issued and outstanding, including the issued and outstanding common stock for a period of 180 days after the offering as set forth in the underwriting agreement with Wunderlich Securities, Inc., who is the representative of the several underwriters of this offering.

Updated Principal Stockholders’ Table:

The following table provides updated information regarding the number and percentage of shares of our common stock beneficially owned by each director and director nominee, each executive officer, any person known to us to be the beneficial owner of more than 5% of our outstanding shares, all directors and executive officers as a group and all selling stockholders. The table below assumes that the underwriters do not exercise their over-allotment option. In accordance with SEC rules, each listed person’s beneficial ownership includes all shares the investor actually owns beneficially or of record, all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund), and all shares the investor has the right to acquire within 60 days (such as shares of restricted common stock that are currently vested or which are scheduled to vest within 60 days). Except as otherwise provided, all shares are owned directly, and the indicated person has sole voting and investing power. Unless otherwise indicated, the business address of the stockholders listed below is the address of our principal executive office, 3625 Cumberland Boulevard, Suite 400, Atlanta, Georgia 30339.

Immediately prior to the closing of the underwritten offering, we will complete the irrevocable private placement offering to WOF, pursuant to which WOF will purchase 500,000 shares of common stock at the same price per share as the initial public offering price in the underwritten offering, without payment of underwriting discounts and commissions by us. WOF is a private, closed-end real estate fund operated by Williams Realty Advisors, LLC, an affiliate of our sponsor.

	Percentage of Common Stock Outstanding
	Immediately prior to the private placement offering and the underwritten offering			Immediately after the private placement offering and the underwritten offering
Beneficial Owner	Shares owned		Percentage	Shares owned		Percentage
Williams Opportunity Fund, LLC(1)(3)	—		—	1,000,000		19.85%
Williams Realty Fund I, LLC(2)(3)	—		—	690,000		13.70%
NELL Partners, Inc.(3)	36,666	(4)(5)	100%	36,666	(4)(5)	0.73%
John A. Williams(1)(2)(3)	36,666	(4)(5)	100%	36,666	(4)(5)	0.73%
Leonard A. Silverstein(1)(2)(3)	36,666	(4)(5)	100%	36,666	(4)(5)	0.73%

(1)	Assumes that 500,000 shares of our common stock are being sold to WOF through our directed share program (with payment of underwriting discounts of $0.14 per share of common stock by us). The beneficial ownership percentage for WOF in the table above includes the 500,000 shares of common stock purchased by it in the private placement offering. John A. Williams and Leonard A. Silverstein are two members of the five-member investment committee of Williams Opportunity Fund, LLC. The other members of the investment committee consist of John A. Williams’ son, John A. Williams, Jr., Michael J. Cronin, our Chief Accounting Officer and Treasurer, and an employee of a company controlled by John A. Williams. Subject to the review and approval by an external, independent advisory committee as to affiliate transactions and other conflicts of interest, the investment committee will control the voting and investment power of these shares.
(2)	Assumes that 690,000 shares of our common stock are being sold to Williams Realty Fund I, LLC through our directed share program (with payment of underwriting discounts of $0.14 per share of common stock by us). John A. Williams and Leonard A. Silverstein are two members of the five-member investment committee of Williams Realty Fund I, LLC. The other members of the investment committee consist of John A. Williams’ son, John A. Williams, Jr., and two independent members. The investment committee will control the voting and investment power of these shares.
(3)	The purchases by Williams Realty Fund I, LLC and Williams Opportunity Fund, LLC will result in the collective ownership by Williams Realty Fund I, LLC, Williams Opportunity Fund, LLC and NELL Partners, Inc. of 34.28% of our common stock (such percentage includes the shares of common stock purchased by Williams Opportunity Fund, LLC in the private placement offering).
(4)	John A. Williams and Leonard A. Silverstein share joint voting and investment power of these shares.
(5)	Although John A. Williams and Leonard A. Silverstein share joint voting and investment power of the shares held by NELL Partners, Inc., each disclaims any economic interest in such shares, 70% of which are owned indirectly by the Nancy Ann Richardson Williams Children’s Trust, formed on January 30, 1995, and 30% of which are owned indirectly by the Northside Partners Trust, formed on November 2, 2009, a trust created by Leonard A. Silverstein’s spouse for the benefit of their children.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. In particular, you should carefully read the risk factors described in the preliminary prospectus and in the final prospectus. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively the issuer and the underwriters will arrange to send you the prospectus if you request it by calling Marty Gaia at (901) 251-1330 at Wunderlich Securities, Inc., 6000 Poplar Avenue, Suite 150, Memphis, Tennessee 38119.